UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of results for the years 2012 and 2011, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2012 and 2011, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS - in Reais millions

Balance sheet	12/31/2012			12/31/2011
	BR GAAP (1)	Adjustments (2)	IFRS	BR GAAP (1)	Adjustments (2)	IFRS
Assets
Cash and balances with banks	60,029	(37)	59,992	93,785	(7)	93,778
Financial assets held for trading	186,059	(74,220)	111,839	132,869	(36,272)	96,597
Financial assets available for sale	63,327	18,234	81,561	13,854	31,394	45,248
Investments held to maturity	3,716	-	3,716	31,508	(27,397)	4,111
Assets pledged as collateral	186,218	(80,085)	106,133	144,677	(47,555)	97,122
Loans and advances to banks	35,108	57,713	92,821	35,827	36,837	72,664
Loans and advances to customers (3)	259,454	10,199	269,653	235,220	10,655	245,875
Non-current assets held for sale	533	-	533	445	-	445
Investments in associated companies	1,325	1,430	2,755	1,339	1,052	2,391
Property and equipament	4,678	(146)	4,532	4,413	(146)	4,267
Intangible assets and goodwill	8,270	(515)	7,755	8,978	(1,761)	7,217
Taxes to be offset	5,534	(187)	5,347	4,767	(194)	4,573
Deferred income taxes	24,203	(6,219)	17,984	20,890	(3,797)	17,093
Other assets	40,638	(4,073)	36,565	32,961	(2,255)	30,706
Total assets	879,092	(77,906)	801,186	761,533	(39,446)	722,087

Liabilities
Deposits from banks	300,887	(80,061)	220,826	251,798	(47,508)	204,290
Deposits from customers	210,747	24	210,771	216,322	(1)	216,321
Financial liabilities held for trading	4,001	49	4,050	734	13	747
Funds from securities issued	51,359	193	51,552	41,522	109	41,631
Subordinated debt	34,852	-	34,852	26,910	-	26,910
Insurance technical provisions and pension plans	118,769	-	118,769	99,081	31	99,112
Other provisions	21,290	(243)	21,047	18,125	(198)	17,927
Current income tax liabilities	3,724	(370)	3,354	3,051	(292)	2,759
Deferred income tax liabilities	7,997	(4,905)	3,092	4,826	(2,579)	2,247
Other liabilities	54,830	6,697	61,527	42,967	7,794	50,761
Shareholders´ equity of controlling	70,047	1,090	71,137	55,582	3,557	59,139
Non-controlling interest	589	(380)	209	615	(372)	243
Total liabilities and shareholders´equity	879,092	(77,906)	801,186	761,533	(39,446)	722,087

1)  Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions and  classified according to the presentation model determined by IFRS´s;

2)  Adjustments from the consolidation process, reclassification between accounts and other effects from the adoption of IFRS´s; and

3)  The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2012 and 2011 years:

Reconciliation of Shareholders´Equity and Net Income - in R$ millions

Adjustments	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income
	12/31/2012	2012	12/31/2011	2011
BR GAAP	70,047	11,381	55,582	11,028
1) Adjustment to the recoverable value of loans and advances	1,424	(581)	2,004	979
2) Business combination	583	(93)	676	519
3) Fair value adjustment of financial assets - equity instruments	357	-	166	-
4) Reversal of hedge accounting	-	638	-	(1,082)
5) Fair value adjustment of financial instruments in consolidated wholly-owned mutual funds	-	-	3,795	-
Others	74	143	(346)	(352)
Deferred income tax and social contribution of IFRS adjustments	(1,348)	(197)	(2,738)	(134)
IFRS - Attributable to the controlling shareholder (1)	71,137	11,291	59,139	10,958
Non-controlling shareholder	209	60	243	131
IFRS - Attributable to the controlling and non-controlling shareholder (1)	71,346	11,351	59,382	11,089
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, w hich w as released on January 28, 2013.

Below is a description of the main changes from the adoption of IFRS:

1)     Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset.

2)     Business combinations

Under IFRS, the identifiable assets and liabilities in business combinations and assets delivered as payment combinations were recognized at their fair value. Shares issued in the acquisition were recognized at their fair value on the date the control is transferred.

3)     Fair value adjustment of financial assets – equity instruments

The Organization does not have significant influence in the management of the investee, this shareholding will be designated as available-for sale and recorded at fair value on the date of transition to IFRS, the subsequent changes in fair value within Equity – “Other comprehensive income,” net of tax effects.

4)     Reversal of hedge accounting

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date.

5)     Fair value adjustment of financial instruments in consolidated wholly-owned mutual funds

In 2011, the Organization chose to classify these financial instruments in the available-for-sale category, according to the exemptions allowed in the transition to IFRS 1(R), since for the purposes of BR GAAP following Resolution CMN 3,181/04, the financial instruments included in the held-to-maturity category may be sold, provided that new securities of same nature are simultaneously acquired, with maturity longer than or equal to that of the securities sold. Thus, the fair value adjustment relating to these financial instruments will be recognized in Equity – “Other comprehensive income,” net of tax effects. From 2012, these assets were also reclassified in the consolidated financial statements prepared under BR GAAP according to the reclassification performed by the Insurance Group, due to the adoption of CPCs 38 and 40 and therefore, they are no longer considered as differences in accounting practices.

Cidade de Deus, Osasco, S.P, March 28, 2013

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Director and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br  or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.